Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES RESPONSE FROM FDA REGARDING ITS ONCE-DAILY TRAMADOL PRODUCT

– Company Expects to Submit Complete Response by End of Week  –

LAVAL, Québec (June 30, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that the Company has received a response from the U.S. Food and Drug Administration (FDA) regarding its most recent appeal of the decision in the Agency’s Approvable Letter for its once-daily tramadol formulation through the Formal Dispute Resolution process.

Procedurally, Dr. Douglas Throckmorton, M.D., the FDA’s Deputy Director, Center for Drug Evaluation and Research, agreed with Dr. Jenkins, M.D., Director for the Office of New Drugs, Center for Drug Evaluation and Research and denied the appeal. However, he suggested a regulatory path forward.  Dr. Throckmorton has suggested that the Company submit the analysis put forward by Dr. Jenkins in his letter of earlier this year.  In the response, the FDA has concluded that a positive finding using this analysis could provide the needed assurance to support the efficacy of Labopharm’s once-daily tramadol.  Following resolution of any issues with labeling, such a finding would lead to the approval of the product.

The Company expects to submit the complete response before the end of the week and the FDA has agreed to conduct its review of the response i n a timely basis.

"We are encouraged by the Agency’s request to formally submit the data analysis that Dr. Jenkins suggested we undertake and believe that this is a positive step towards regulatory approval in the U.S.," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “The request follows a meeting with the FDA, as well as constructive discussions over the past two months.  We continue to believe that the comprehensive data generated by our global clinical trial program demonstrates the efficacy and safety of our once-daily tramadol formulation and that we have met the statutory standards for approval of our formulation."

Labopharm has completed the statistical analysis of data suggested by Dr. Jenkins and believes that the findings confirm the conclusions of efficacy of its once-daily tramadol formulation.

About Labopharm’s Once-Daily Tramadol Product

Labopharm's once-daily tramadol product is based on the Company's proprietary Contramid(R) technology, which provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm's once-daily tramadol product has been launched in 11 countries, including the five largest markets in Europe and Canada and is approved in 19 other countries. Including those countries in which its product has been launched, Labopharm has licensing and distributions in place for more than 50 markets globally.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com